Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Appoints New Independent Director and Regains Nasdaq Compliance

SHANGHAI, China, March 18, 2013 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that the board of directors has appointed Mr. Li-Lan Cheng as an independent director and a member of the audit committee.

Li-Lan Cheng is the chief operating officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since April 2012 and served as its chief financial officer from November 2006 to April 2012. Prior to joining E-House, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, a leading real estate Internet portal and a leading home furnishing website in China. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. From 1997 to 2002, he was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia. Mr. Cheng is also an independent director of Country Style Cooking Restaurant Chain Co. Ltd., a quick service restaurant chain listed on the New York Stock Exchange, and Le Gaga Holdings Limited, a leading greenhouse vegetable producer in China listed on the Nasdaq Stock Market. Mr. Cheng received his Bachelors degree in Economics from Swarthmore College and his Ph.D. degree in Economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

“We warmly welcome Li-Lan as a director. His extensive experience and financial background will add significant value to our board,” said Rick Yan, President and Chief Executive Officer of 51job, Inc.

Pursuant to this appointment, the Company’s board of directors is now comprised of five members, a majority of whom are independent directors, and its audit committee has three members, all of whom are independent directors. As a result, the Company has returned to full compliance with Nasdaq listing requirements.

In addition, David K. Chao, an independent director who has been a member of the Company’s board since 2000, was elected as chairman of the board.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.